October 19, 2009

Benjamin G. Lombard, Esq.

Direct Dial:  414-298-8225

blombard@reinhartlaw.com

SENT BY EDGAR

Pamela A. Long, Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Dear Ms. Long:

Re:

Standex International Corporation
Registration Statement on Form S-3
Filed September 22, 2009
SEC File No. 333-162044

On behalf of Standex International Corporation (the "Company"), I am responding to the comments in the letter of the staff of the Securities and Exchange Commission (the "Commission") dated September 30, 2009 relating to the Company's Registration Statement on Form S-3 (SEC File No. 333-162044) filed on September 22, 2009 (the "Registration Statement").  The Company has also responded to the Comment Letter by filing Amendment No. 1 to the Registration Statement ("Amendment No. 1"), and the Company has also filed Amendment No. 2 to the Registration Statement ("Amendment No. 2") to address certain EDGAR formatting issues in Amendment No. 1.

For reference purposes, the text of the staff's comment letter has been reproduced with responses below for each numbered paragraph.  Unless otherwise indicated, page references in the description of the staff's comments refer to the Registration Statement filed on September 22, 2009 and page references in the responses refer to Amendment No. 2.

General

Comment No. 1

We note the "qualified in its entirety" language under "Description of Common Stock" on page 6 and the "qualified in their entirety" language under "Description of Units" on page 18.  You may not qualify information in a prospectus on Form S-3 to exhibits such as Standex's articles and bylaws and unit agreements outside the prospectus unless incorporation by

Securities and Exchange Commission

reference or a summary of a document filed as an exhibit is required by the form.  See Rule 411(a) of Regulation C under the Securities Act.  Please revise.

Response to Comment No. 1

The language under "Description of Common Stock" on page 4 and "Description of Units" on page 16 has been revised to eliminate the language qualifying the information by reference to documents outside of the prospectus.

Comment No. 2

We note the "will not necessarily be complete" language under "Description of Purchase Contracts" on page 16 and "qualified in all respects" language under "Where You Can Find More Information" on page 22.  Clarify that Standex has disclosed in the prospectus all material provisions of any agreement or any other document that is filed as an exhibit to the registration statement.

Response to Comment No. 2

The language in Amendment No. 2 under "Description of Purchase Contracts" on page 15 and "Where You Can Find More Information" on page 20 has been revised to clarify that the Company has disclosed in the prospectus all material provisions of any agreement or any other document that is filed as an exhibit to the registration statement.

Incorporation by Reference, page 22

Comment No. 3

Include Standex's Commission file number for filings made under the Exchange Act.

Response to Comment No. 3

The Company's Exchange Act file number has been included on page 21 of Amendment No. 2.

Securities and Exchange Commission

Exhibit 25.1

Comment No. 4

When debt securities registered under the Securities Act are eligible to be issued, offered, or sold on a delayed basis by or on behalf of the registrant under Rule 415(a)(1)(x) of Regulation C under the Securities Act, Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis.  Companies relying on Section 305(b)(2) to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type "305B2" and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  See telephone interpretation 220.01 in the Trust Indenture Act of 1939 section of our "Compliance & Disclosure Interpretations" that is available on the Commission's website at www.sec.gov, and file the Form T-1.

Response to Comment No. 4

The exhibit list in Amendment No. 2 has been revised to state that the Company will file the Form T-1 in accordance with Section 305(b)(2) of the Trust Indenture Act and Rule 3b-5 thereunder.

*     *     *

The Company acknowledges the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration, if any.

Any comments or questions regarding the foregoing should be directed to me at (414) 298-8225.  Thank you in advance for your cooperation with this matter.

Yours very truly,

/s/  Benjamin G. Lombard

Benjamin G. Lombard

REINHART\2917402

cc:

Roger L. Fix, Standex International Corporation

Deborah A. Rosen, Standex International Corporation